Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

AMENDMENT OF PERFORMANCE TARGETS OF PREVIOUSLY

GRANTED RESTRICTED SHARE UNITS

References are made to the Company’s announcements (the “ Announcements”) dated January 3, 2023, June 15, 2023 and December 15, 2023 in relation to the grant of an aggregate of 45,613,050 RSUs in 2023 pursuant to 2019 Plan and 2020 Plan (the “RSU Grants”).

As disclosed in the Announcements, the vesting of the RSUs under the RSU Grants was not subject to any performance targets. To better capitalize on the RSU Grants as an incentive to fully mobilize the enthusiasm and creativity of the grantees of the RSU Grants (the “Grantees”) and enhance the Company’s competitiveness, with effect from March 31, 2024, the vesting of the outstanding RSUs under the RSU Grants shall be subject to the achievement of certain performance targets relating to performance appraisal results, the compliance with internal rules and regulations relating to, among others, integrity and confidentiality, and the performance of obligations as determined by the Board or the committee of one or more members of the Board delegated by the Board from time to time pursuant to the scheme rules of 2019 Plan and 2020 Plan respectively (the “Amendment of Performance Targets”).

The Company has in place a standardized performance appraisal system to comprehensively evaluate the performance and the contribution of the Grantees to the Group based on a matrix of indicators that vary according to the roles and responsibilities of the Grantees. The indicators include, but are not limited to, work quality, efficiency, collaboration and management. The Company will determine whether the Grantees meets the performance targets based on his/her performance appraisal results for the relevant period. In the event of a non-satisfactory appraisal result in the performance review, the portion of the RSUs to become vested to the Grantee shall be forfeited. Following the Amendment of Performance Targets, the vesting dates of the outstanding RSUs under the RSU Grants may be subject to appropriate extension based on, among others, the availability of the performance appraisal results of the Grantees for the relevant period if applicable.

In accordance with the requirements under Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the scheme rules of each of the 2019 Plan and the 2020 Plan, the Amendment of Performance Targets has been approved by each of the Board and the Compensation Committee of the Board after taking into account the above reasons, as the RSU Grants were approved by the Board (or the committee established by the Board to administer the 2019 Plan and the 2020 Plan in accordance with the scheme rules thereof) and/or the Compensation Committee of the Board (as the case may be).

For the avoidance of doubt, apart from the performance targets and the vesting dates extension for the Grantees if applicable, none of the other terms and conditions of the outstanding RSUs under the RSU Grants is affected by the Amendment of Performance Targets. The vesting of all the outstanding RSUs and Options granted under 2019 Plan and 2020 Plan will be subject to the evaluation under the Company’s standardized performance appraisal system and compliance with internal rules and regulations.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2019 Plan”	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time

“2020 Plan”	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of Class A Ordinary Share one vote per share on any resolution tabled at the Company’s general meeting

“Company”	Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017

“Director(s)”	the director(s) of the Company

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“Option(s)”	option(s), each evidencing the rights to purchase one Class A Ordinary Share at the stipulated exercise price

“RSU(s)”	restricted share unit(s), each evidencing the rights to receive one Class A Ordinary Share

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, April 1, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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